

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 7010

January 5, 2007

By U.S. mail and facsimile

Mr. Dana Coffield
President and Chief Executive Officer
Gran Tierra Energy Inc.
300, 611-10<sup>th</sup> Avenue S.W.
Calgary, Alberta T2R 0B2, Canada

> **Re:    Gran Tierra Energy Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed December 7, 2006**
> **File No. 333-132352**
> **Form 10-KSB, as amended, for the fiscal year ended December 31,**
> **2005**
> **Form 10-QSB, as amended, for the fiscal quarter ended September**
> **31, 2006**
> **File No. 333-111656**

Dear Mr. Coffield:

     We have reviewed your filings and have the following comments.   Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A3

General

1.      We note that you have added shares to the Form SB-2 that were sold in a private placement that closed in June 2006. Since you originally filed the Form SB-2 in March 2006, you may not add these shares to this registration statement. The underlying private placement must be completed before you first file the resale registration statement. Please refer to the Manual of Publicly Available Telephone Interpretations, March 1999 Supplement, Interpretation 3S(b). This manual is available from our website at www.sec.gov. Please call us to discuss this issue.

2.      Certain comments written on your latest amendment to your registration statement also pertain to the comparable areas of your Form 10-KSB.

Management's Discussion and Analysis, page 56

3.      We note that you had revenues from operations in 2005. If you also have revenues from operations in 2006, please revise your MD&A section to comply with Item 303(b) of Regulation S-B. Specifically, please discuss your financial condition, with particular emphasis on your future prospects, especially in light of your recent acquisitions. Do not merely recite information that is evident from the financial statements. If material, disclose any known trends, events or uncertainties that are reasonably likely to have a material impact on your liquidity, especially in light of your recent acquisitions; material commitments for capital expenditures and expected sources of funds to pay for such expenditures, especially in light of your recent acquisitions; and the causes for any material changes from period to period in your line items.

Directors, Executive Officers Promoters and Control Persons, page 77

4.      Provide the information required by Item 407(a) of Regulation S-B in regard to director independence.

Security Ownership of Certain Beneficial Owners and Management, page 81

5.      If applicable, provide the ownership information required by amended Item 403(b) of Regulation S-K.

Executive Compensation, page 83

6.      Revise your disclosure in this section to comply with the amended Item 402 of
        Regulation S-B. Information on compensation for your 2006 fiscal year should
        also be included.

Financial Statements – 14% Interest in the Palmar Largo Joint Venture

Schedule of Revenues, Royalties and Operating Costs, page F-118

7.      Please amend the registration statement to include an auditor's report that opines
        on the Schedule of Revenues, Royalties and Operating Costs Corresponding to the
        14% Interest in the Palmar Largo Joint Venture for the years ended December 31,
        2004 and 2003.

8.      Please include all SFAS 69 disclosures that apply to an income statement only
        format as required by SFAS 69, SAB Topic 2:D, questions 5 and 7 and Item
        302(b) of Regulation SK. The inclusion of this information was requested
        verbally on October 23, 2006.

Exhibits

9.      We note your amendment to the registration statement only included consents
        from accountants that opined on the financial statements of Gran Tierra Energy
        Inc. for the period January 26, 2005 through December 31, 2005, and the Argosy
        International, L.P. financial statements for the years ended December 31, 2005
        and 2004. Please amend your filing to include consents for inclusion of the audit
        reports on the financial statements of Gran Tierra Energy, Inc. for the nine months
        ended September 30, 2006, and the Schedules of Revenues, Royalties and
        Operating Costs Corresponding to the 14% Interest in the Palmar Largo Joint
        Venture.

Form 10-KSB, as amended, for the fiscal year ended December 31, 2005

Explanatory Paragraph

10.     Please delete the reference to filing the amendment in response to SEC comments
        and summarize the changes you made in the amendment.

Form 10-QSB/A for the Interim Period Ended September 30, 2006

11.     We note this amendment includes only the pages you have changed. Please note
        that amendments must set forth the complete text of each item undergoing

revision. Therefore, it will be necessary to further amend your filing to include the complete text of your financial statements.

Closing Comments

As appropriate, please amend your Form 10-KSB and Form 10-QSB within ten days of the date of this letter or tell us when you will amend it. As appropriate, amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3745 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc:    Jason Scott, Esq. (facsimile: 704-353-6181)
       Jenifer Gallagher
       Donna Levy